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                            March 17, 2022

       Charles R. Kraus
       Senior Vice President, General Counsel and Corporate Secretary DIRTT Environmental Solutions Ltd.
       7303 30th Street SE
       Calgary, Alberta
       T2C 1N6

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed March 15,
2022
                                                            Soliciting
Materials filed pursuant to Exchange Act Rule 14a-12
                                                            Filed March 16,
2022
                                                            File No. 1-39061

       Dear Mr. Kraus:

              We have reviewed your March 14, 2022 response to our comment letter and have the following additional comment.

              Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to this comment, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our March 11,
       2022 letter.

       PRER14A Amendment No. 2 filed 3/15/2022 and DEFA14A filed 3/16/2022

       General

   1. Your responses to prior comments 1 and 3 cite to the Lillibridge Affidavit in support of statements made by the
Company that are referenced in our letter dated March 11, 2022.
                                                        The affidavit also
appears to be your justification for filing the Supplemental Press
                                                        Release on March 16,
2022 without appropriate corrective disclosure requested in prior comment 3. Please
supplementally provide us the Lillibridge Affidavit.
 Charles R. Kraus
DIRTT Environmental Solutions Ltd.
March 17, 2022
Page 2


      Please direct any questions to Perry Hindin at 202-551-3444.



                                                         Sincerely,
FirstName LastNameCharles R. Kraus
                                                         Division of
Corporation Finance
Comapany NameDIRTT Environmental Solutions Ltd.
                                                         Office of Mergers &
Acquisitions
March 17, 2022 Page 2
cc:       Robert L. Kimball
FirstName LastName